
March 4, 2021

Dr. Ian Walters
Chief Executive Officer and Director
Portage Biotech Inc.
6 Adelaide St. East, Suite 300
Toronto, Ontario, Canada M5C 1H6

> **Re: Portage Biotech Inc.**
> **Registration Statement on Form F-3**
> **Filed February 24, 2021**
> **File No. 333-253468**

Dear Dr. Walters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Hudders, Esq.